SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

an announcement on dividend and distribution of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on September 8, 2008.

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 386)

DIVIDEND AND DISTRIBUTION

Pursuant to the relevant tax rules and regulations of the PRC, a corporate profit tax in the rate of 10% is applicable to dividends payable to shareholders of Sinopec Corp. who are non-resident enterprises (such term shall have the meaning as defined under the relevant tax rules and regulations of the PRC).

On 22 August 2008, the board of directors of Sinopec Corp. announced its interim dividend distribution plan for the six-month ended 30 June 2008 of RMB 0.03 (inclusive of tax) per share based on the total number of shares of 86,702.439 million as at 30 June 2008.

The interim dividend will be distributed on or before Monday, 29 September 2008 to the shareholders whose names appear on the register of members of Sinopec Corp. on Friday, 19 September 2008 (the “Record Date”).

Pursuant to the relevant tax rules and regulations of the People´s Republic of China (“PRC”), a corporate profit tax in the rate of 10% is applicable to dividends payable to shareholders of Sinopec Corp. who are non-resident enterprises. In accordance with the relevant tax rules and regulations of the PRC, Sinopec Corp. has an obligation to withhold for payment the corporate profit tax from the payment of the RMB0.03 per share interim dividend to non-resident enterprises (including HKSCC (Nominees) Limited) whose names are registered on the H shares register of members on the Record Date. The term “non-resident enterprises” when used in this announcement shall have the meaning as defined under the relevant tax rules and regulations of the PRC. No corporate tax in the rate of 10% will be withheld in respect of dividends to natural persons whose names are registered on the H shares register of members of Sinopec Corp. on the Record Date.

To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30pm on Friday, 12 September 2008. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 15 September 2008, to Friday, 19 September 2008 (both dates inclusive).

Enterprises incorporated in the PRC whose names are registered on the H shares register of members of Sinopec Corp. or non-PRC incorporated enterprises which are resident enterprises (such term shall have the meaning as defined under the relevant tax rules and regulations of the PRC) which do not wish to have the corporate profit tax withheld for payment should lodge with Hong Kong Registrars Limited copies of their certificate of enterprise code for PRC enterprises （中華人民共和國組織機構代碼證）or equivalent documents issued by the relevant PRC governmental authorities certified by a Hong Kong solicitor or accountant to evidence their place of incorporation or relevant legal documents to evidence that they are non-PRC incorporated enterprises which are resident enterprises (such term shall have the meaning as defined under the relevant tax rules and regulations of the PRC) by no later than 4:30pm on Friday, 12 September 2008.

Investors should read this announcement carefully. Sinopec Corp. will withhold for payment the corporate profit tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the H share register of members on the Record Date. Sinopec Corp. will owe no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 8 September 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: September 9, 2008